UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender offer statement under section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934.

____________________

AUSTRALIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

____________________

Common Stock, par value $0.001

(Title of Class of Securities)

____________________

06368107

(CUSIP Number of Class of Securities)

 ____________________________________________________________

Peter Ziegler

Australia Acquisition Corp.

G.P.O. Box 3181

Melbourne VIC 3001

Australia

+61 (2) 9380 6899

E. Stephen Streeter

2001 Wilshire Blvd., Suite 400

Santa Monica, CA 90403

(310) 201-7922

with a copy to:

M. Ridgway Barker

Kelley Drye & Warren LLP

400 Atlantic St.

Stamford, CT 06901

(203) 324-1400

(203) 327-2669 Facsimile

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$59,468,790	$6,815.26

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the

Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,887,999 shares of outstanding common stock of Australia Acquisition Corp., par value $0.001 per share, at the tender offer price of $10.10 per share.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $114.60 per million dollars of the transaction valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Australia Acquisition Corp., an exempted company with limited liability organized under the laws of the Cayman Islands (“AAC” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 5,887,999 ordinary shares of its common stock (“Common Stock”), par value $0.001 per share (the “shares”), at a price of $10.10 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated July 17, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), is hereby incorporated by reference in response to all of the items in this Schedule TO, as more particularly set forth below.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address.

The name of the issuer is Australia Acquisition Corp., an exempted company with limited liability organized under the laws of the Cayman Islands. The address of its principal executive office is Level 9 Podium, 530 Collins Street, Melbourne VIC 3000. AAC’s telephone number is +61 (2) 9380 6899.

(b) Securities.

This Schedule TO relates to the shares. As of July 16, 2012, there were approximately 8,533,333 shares issued and outstanding (of which 6,400,000 shares were issued in the Company’s initial public offering, or IPO).

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(c) Trading Market and Price, (d) Dividends, (e) Prior Public Offerings and (f) Prior Stock Purchases

The information set forth in the sections of the Offer to Purchase titled “Information About the Companies” and “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address.

The name of the filing person and subject company is Australia Acquisition Corp. The address of its principal executive office is Level 9 Podium, 530 Collins Street, Melbourne VIC 3000. AAC’s telephone number is +61 (2) 9380 6899.

The executive officers and directors of Australia Acquisition Corp. are set forth in the following table:

Name	Position(s)
Peter Ziegler	Chairman of the Board of Directors and Chief Executive Officer
Charbel Nader	Executive Vice President
E. Stephen Streeter	Chief Financial Officer and Executive Vice President
Peter O’Brien	Director
Ian Zimmer	Director
Marion Igarashi	Director

The address and telephone number of each executive officer and director is: c/o Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000; and +61 (2) 9380 6899.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Common Shares; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Common Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Common Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Beneficial Ownership of AAC Securities” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi) Not applicable.

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(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Stock Purchase Agreement,” “Certain Relationships and Related Transactions” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Stock Purchase Agreement,” “Management of AAC,” “Certain Relationships and Related Transactions,” “Beneficial Ownership of AAC Securities,” “The Offer— Purpose of the Offer; Certain Effects of the Offer” and “Description of Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Stock Purchase Agreement” and “The Offer— Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Stock Purchase Agreement,” “Business Of ACDL,” “Management of AAC Following the Transaction,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities” and “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Stock Purchase Agreement—Conditions to Closing the Transaction” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

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(d) Borrowed funds.

Not applicable.

Item 8 Interest in Securities of the Subject Company

(a) Securities ownership.

The information set forth in the sections of the Offer to Purchase titled “The Stock Purchase Agreement—Closing Consideration to be Delivered” and “Beneficial Ownership of AAC Securities” is incorporated herein by reference.

(b) Securities transactions.

Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Unaudited Condensed Combined Pro Forma Financial Information,” and “Index to Financial Statements of ACDL” are incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the section of the Offer to Purchase titled “Unaudited Condensed Combined Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase “The Offer — Certain Legal Matters; Regulatory Approvals,” “Business of AAC — Legal Proceedings,” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 17, 2012.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Certification of Taxpayer Identification Number on Form W-9.

(a)(1)(F)	Press release dated July 11, 2012 (incorporated by reference from Exhibit 99.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

(a)(1)(G)	Investor Presentation (incorporated by reference from Exhibit 99.2 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

(d)(1)	Stock Purchase Agreement, dated as of July 11, 2012 by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund, Ltd (incorporated by reference from Exhibit 2.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

*Filed herewith

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman and Chief Executive Officer

Date: July 17, 2012

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 17, 2012.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Certification of Taxpayer Identification Number on Form W-9.

(a)(1)(F)	Press release dated July 11, 2012 (incorporated by reference from Exhibit 99.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

(a)(1)(G)	Investor Presentation (incorporated by reference from Exhibit 99.2 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

(d)(1)	Stock Purchase Agreement, dated as of July 11, 2012 by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Credit Distressed Blue Line Master Fund, Ltd (incorporated by reference from Exhibit 2.1 to the Form 6-K filed by Australia Acquisition Corp. on July 11, 2012).

*Filed herewith

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